14041536

9/8/14

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 40712

RECEIVED SEP 04 2014 191 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pacific Financial Associates, NV.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3601 W. Commercial Blvd., Suite 14
(No. and Street)

Ft. Lauderdale, (City) FL (State) 33309 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alexander Feldman 954-732-4495
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Elizabeth Tractenberg, CPA
(Name – *if individual, state last, first, middle name*)

3832 Shannon Road (Address) Los Angeles (City) CA (State) 90027 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

9/10/14

OATH OR AFFIRMATION

I, Alexander Feldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pacific Financial Associates, ~~Inc.~~ NV, as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

VALERIE WOLIVER
Notary Public - State of Florida
My Comm. Expires Jan 21, 2016
Commission # EE 153965
Bonded Through National Notary Assn.

6-22-14

Signature

President

Title

Notary Public

PROD FDL

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Pacific Financial Associates, NV

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended June 30, 2014

Contents

Elizabeth Tractenberg, CPA
3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Independent Auditor's Report

Board of Directors
Pacific Financial Associates, NV
Ft. Lauderdale, FL

I have audited the accompanying statement of financial condition of Pacific Financial Associates, NV (the "Company"), as of June 30, 2014 and the related statements of income (loss), changes in stockholder's equity and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

I believe that the audit evidence I have obtained is sufficient and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific Financial Associates, NV as of June 30, 2014, and the results of its operations and its changes in financial position for the year ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the basic financial statements as a whole.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, California
August 19, 2014

Pacific Financial Associates, NV
Statement of Financial Condition
June 30, 2014

Assets

Cash and cash equivalents	$	27,051
Clearing broker deposit		25,190
Commissions receivable		34,076
Total assets	$	86,317

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	5,770
Commissions payable		33,168
		38,938
Liabilities subordinated to claims of general creditors		-
Total liabilities		38,938
Stockholder's equity		
Common stock ($0 par value, 100,000 shares authorized, 51,000 shares issued and outstanding)		2,000
Paid-in capital		-
Retained earnings		45,379
Total stockholder's equity		47,379
Total liabilities and stockholder's equity	$	86,317

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Statement of Income (Loss)
For the Year Ended June 30, 2014

Revenues	
Commissions income	$ 329,812
Total revenues	329,812
Expenses	
Commissions expense	252,414
Insurance	2,050
Interest expense	167
Postage	308
Professional services	5,500
Regulatory fees	2,198
Rent	3,000
Salaries	49,959
SIPC fees	-
Travel and entertainment	4,373
All other expenses and adjustments	9,909
Total expenses	329,878
Net income (loss) before income tax provisions	(66)
Income tax provision	-
Net income (loss)	$ (66)

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Statement of Changes in Stockholder's Equity
For the Year Ended June 30, 2014

	Common Stock Shares	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, June 30, 2013	51,000	$ 2,000	$ -	$ 45,445	$ 47,445
Net Income (Loss)				(66)	(66)
Balance, June 30, 2014	51,000	$ 2,000	$ -	$ 45,379	$ 47,379

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Statement of Changes in Financial Condition
For the Year Ended June 30, 2014

Cash flows from operating activities:		
Net income (loss)		$ (66)
Add back depreciation		-
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
(Increase) decrease in:		
Clearing broker deposit		-
Commissions receivable		(10,643)
Prepaid expenses		-
(Decrease) increase in:		
Accounts payable and accrued expenses		(4,607)
Commissions payable		(4,421)
Net cash and cash equivalents by (used in) operating activities		(19,737)
Cash flows from investing activities:		-
Cash flows from financing activities:		
Repayment of officer loan		(10,000)
Cash flow for financing activities		(10,000)
Net decrease in cash and cash equivalents		(29,737)
Cash and cash equivalents at beginning of year		56,788
Cash and cash equivalents at end of year		$ 27,051
Supplemental disclosure of cash flow information:		
Cash paid for interest	$ 167	
Taxes paid	-	

The accompanying notes are an integral part of these financial statements

Pacific Financial Associates, NV
Notes to Financial Statements
June 30, 2014

Note 1 – Organization and Nature of Business

Pacific Financial Associates, Inc. (the "Company") was organized in the State of California on September 24, 1984. The Company is a registered broker/dealer under the Securities and Exchange Act of 1934 and is a member of the Financial Industry Regulatory Agency (FINRA) and the Securities Investment Protection Corporation ("SIPC"). The Company changed ownership April 30, 2013 and subsequently changed its name to Pacific Financial Associates, NV.

Note 2 – Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Broker or dealer retailing corporate equity securities over-the-counter
- Mutual fund retailer
- Broker or dealer selling variable life insurance or annuities

Under its membership agreement with FINRA and pursuant to Rule 15c3 (k) (2) (ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions - Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur and include commissions from sale of mutual funds, variable annuities and insurance products.

Income Taxes - The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Note 2 – Significant Accounting Policies (continued)

Statement of Changes in Financial Condition - The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3 - Fair Value of Financial Instruments

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes approximate the carrying values of such amounts.

Note 4 – Receivable From and Payable to Broker-Dealers and Clearing Organizations

Amounts receivable from and payable to broker-dealers and clearing organizations at June 30, 2014, consist of the following:

	Receivable	Payable
Fees and commissions receivable/payable	$ -	$ -

The Company clears a portion of its proprietary and customer transactions through another broker-dealer on a fully disclosed basis.

Note 5- Note Payable—Stockholder

A $10,000 loan from a related party at 4% per annum, with principal originally due on September 30, 2013 has been fully paid as of December 4, 2013 including interest of $167.

Note 6– Related Party Transactions

The company paid off its unsubordinated loan with the stockholder in December 2013. All interest accrued was paid.

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2014, the Company had net capital of $46,115 which was $41,115 in excess of its required net capital of $5,000. The Company's net capital ratio was 0.84 to 1.

Note 8 - Income Taxes

At June 30, 2014 there was no Federal or State income tax due. There is no state income tax in Nevada where incorporated and Florida corporate taxes are based on Federal taxes with a $50,000 exemption. No deferred taxes were reported since this is the first year of operation under a new tax ID, the Company is not subject to examinations by U.S. Federal and State authorities.
The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from July 1, 2010 to the present, generally for three years after they are filed.

Note 9 – Clearing Organization

The Company has an agreement with a clearing broker which requires a minimum deposit of $25,000. The clearing deposit at June 30, 2014 was $25,190.

Note 10– Lease Commitments

The Company rents office space on a month to month basis, there are no lease commitments.

Note 11– Exemption from the SEC Rule 15c3-3

Pacific Financial Associates, NV is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

Note 12 – SIPC Supplementary Report Requirement

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e) (4) for fiscal year ending June 30, 2014 because the Company's SIPC Net Operating Revenues are under $500,000.

Note 13 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end June 30, 2014 through August 19, 2014, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Pacific Financial Associates, NV
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of June 30, 2014

A computation of reserve requirements is not applicable to Pacific Financial Associates, NV as the Company qualifies for exemption under Rule 15c3-3(k) (2) (ii).

Pacific Financial Associates, NV
Schedule III – Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3
As of June 30, 2014

Information relating to possession or control requirements is not applicable to Pacific Financial Associates, NV as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (ii).

Elizabeth Tractenberg, CPA

3832 SHANNON ROAD
LOS ANGELES, CALIFORNIA 90027
323/669-0545 – Fax 323/669-0575
elizabeth@tractenberg.net
PCAOB # 3621

Part II
Exemption Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
of Pacific Financial Associates, NV

I have reviewed management's statements, included in the accompanying Pacific Financial Associates, NV (the "Company") Exemption Report in which (1) the Company identified the following provisions of 17C.F.R. 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. 240.15c3-3: ((k) (2) (ii)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Pacific Financial Associates, NV's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k) (2) (ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Elizabeth Tractenberg

Elizabeth Tractenberg, CPA
Los Angeles, CA
August 19, 2014